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September 1, 2017 VIA EDGAR AND HAND DELIVERY	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief Heather Percival, Reviewing Attorney Lynn Dicker, Senior Accountant David Burton, Reviewing Accountant

Re:	Restoration Robotics, Inc. Registration Statement on Form S-1 Confidentially submitted on August 15, 2017 CIK No. 0001409269

Ladies and Gentlemen:

On behalf of our client, Restoration Robotics, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”) on July 7, 2017 and a revised draft thereto on August 15, 2017 (as revised, the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 29, 2017 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

September 1, 2017

The ARTAS Solution, page 2

1.	Expand your response to prior comment 2 to tell us the portion of patients that experience the results depicted.

Response: In response to the Staff’s comment, the Company has revised pages 3 and 83 of the Registration Statement. The Company respectfully advises the Staff that a multitude of factors contribute to a patient’s aesthetic outcome. The follicular unit extraction hair restoration procedure is a surgical procedure for which the ARTAS System assists the operating physician. Similar to most aesthetic surgical procedures, the patient’s desired outcome or aesthetic look, the physician’s skill and his/her performance during the procedure and the patient’s post-operative care are factors that will contribute to the results a patient may experience from a hair restoration procedure with the ARTAS System. In addition, the number of grafts implanted and the number of planned hair restoration procedures a patient anticipates undergoing significantly affect the results of a particular hair restoration procedure with the ARTAS System. For example, a patient may wish to undergo a “phased” hair restoration process whereby the desired final aesthetic outcome is achieved over the course of multiple procedures each with a varying number of grafts. As a result, the Company cannot quantify the portion or percentage of patients that may experience a particular outcome from a single hair restoration procedure (or, similarly, the portion of patients with an outcome similar to that depicted in the Registration Statement).

Six Months Ended June 30, 2016 and June 30, 2017, page 68

2.	We note your response to prior comment 13; however, it appears that a portion of your increase in revenue for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 is due to increases in price of your ARTAS system given the number of units you sold in each period. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised pages 67, 69 and 70 of the Registration Statement.

Exhibits Index

3.	Tell us why you deleted former exhibit 10.25 from your exhibits index.

Response: In response to the Staff’s comment, the Company has revised the exhibits index to the Registration Statement to include the former exhibit 10.25 as exhibit 10.32.

* * *

September 1, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Ryan Rhodes, Restoration Robotics, Inc.
Charlotte Holland, Restoration Robotics, Inc.
Dave Cordeiro, Restoration Robotics, Inc.
Shayne Kennedy, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP
John D. Hogoboom, Lowenstein Sandler LLP